SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty Capital common stock, par value $.01 per share; and

Series B Liberty Capital common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Capital common stock: 530322106

Series B Liberty Capital common stock: 530322205

(CUSIP Numbers)

Robert R. Bennett

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	530322106 (LCAPA) 530322205 (LCAPB)

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert R. Bennett

2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds

5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6		Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Liberty Capital common stock: Less than 1% Series B Liberty Capital common stock: 678,015 (1)

	8	Shared Voting Power Series A Liberty Capital common stock: 0 Series B Liberty Capital common stock: 0

	9	Sole Dispositive Power Series A Liberty Capital common stock: Less than 1% Series B Liberty Capital common stock: 678,015 (1)

	10	Shared Dispositive Power Series A Liberty Capital common stock: 0 Series B Liberty Capital common stock: 0

11		Aggregate Amount Beneficially Owned by Each Reporting Person Series A Liberty Capital common stock: Less than 1% Series B Liberty Capital common stock: 678,015 (1)

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11) Series A Liberty Capital common stock: Less than 1% Series B Liberty Capital common stock: 6.9% (2)

14		Type of Reporting Person IN

(1)  Includes 19,623 LMCB shares owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Mrs. Deborah Bennett.

(2)  Based upon 110,328,009 LMCA shares and 9,893,541 LMCB shares, in each case, outstanding as of October 31, 2012 based on information provided by the Issuer. Each share of LMCB is convertible, at the option of the holder, into one share of LMCA.  Each share of LMCA is entitled to one vote, whereas each share of LMCB is entitled to ten votes.  Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities of the Issuer representing approximately 3.2% of the voting power with respect to the general election of directors of the Issuer.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Statement of

ROBERT R. BENNETT

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by Robert R. Bennett (“Mr. Bennett” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on September 30, 2011 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Bennett on December 8, 2011 (together with the Original Statement, the “Schedule 13D”) and relates to the Series A Liberty Capital Common Stock, par value $.01 per share (the “Series A Liberty Capital Common Stock” or “LMCA”), and the Series B Liberty Capital Common Stock, par value $0.01 per share (the “Series B Liberty Capital Common Stock” or “LMCB”, and together with the Series A Common Stock, the “Common Stock”), of Liberty Media Corporation (the “Issuer”).  Capitalized terms used but not defined herein have the meanings given such terms in the Schedule 13D.

Item 5.                   Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in is entirety as follows:

(a)           Mr. Bennett beneficially owns (i) 21,126 LMCA shares (including (A) 1,895 restricted shares of LMCA, none of which are vested and (B) 7,053 shares of LMCA that may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after December 15, 2012) which represent less than 1% of the outstanding LMCA shares; and (ii) 678,015 LMCB shares (including 19,623 LMCB shares held by Hilltop Investments, LLC) which represent approximately 6.9% of the outstanding LMCB shares. The foregoing percentage interests are based on (1) 110,328,009 LMCA shares and 9,893,541 LMCB shares, in each case, outstanding as of October 31, 2012 based on information provided by the Issuer, and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Bennett and exercisable within 60 days after December 15, 2012. Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities of the Issuer representing approximately 3.2% of the voting power with respect to the general election of directors of the Issuer.

(b)           Mr. Bennett, and, to his knowledge, Hilltop Investments, LLC each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.

(c)           On December 17, 2012, Hilltop Investments, LLC sold 6,986 LMCA shares at a price of $113.32 per share in an open market transaction.  On December 18, 2012, Mr. Bennett sold 251,882 shares of Series B Common stock in a private transaction at a price of $115.00 per share, and Hilltop Investments, LLC sold 198,118 shares of Series B Common Stock in a private transaction at a price of $115.00 per share.  Except as described in this Amendment, neither Mr. Bennett nor, to his knowledge, Hilltop Investments, LLC has executed any transactions in respect of the Common Stock within the last sixty days.

(d)           Not Applicable.

(e)           Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31 , 2012
Date

/s/ Robert R. Bennett
Robert R. Bennett